Exhibit 99.1

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada, other than Québec, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for this short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. The securities offered under this short form prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or any state securities laws. Accordingly, except as permitted under the Underwriting Agreement (as defined herein), these securities may not be offered or sold within the United States, or to, or for the account or benefit of, a U.S. person as defined in Regulation S under the 1933 Act. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States or to, or for the account or benefit of, U.S. persons. See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Marie Inkster, Vice President, Finance of Lundin Mining Corporation., 150 King Street West, Suite 1500, Toronto, Ontario M5H 1J9, telephone (416) 342 5560, and are also available electronically at www.sedar.com.

PRELIMINARY SHORT FORM PROSPECTUS

New Issue	April 9, 2009

LUNDIN MINING CORPORATION
Cdn$164,000,000
80,000,000 Common Shares

This short form prospectus is being filed to qualify the distribution (the “Offering”) of 80,000,000 common shares (the “Offered Shares”) of Lundin Mining Corporation. (“Lundin Mining” or the “Corporation”) at a price of Cdn$2.05 per Offered Share (the “Offering Price”) for aggregate gross proceeds of Cdn$164,000,000. The Offered Shares will be sold pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of April 9, 2009 among the Corporation and GMP Securities L.P. (the “Lead Underwriter”), BMO Nesbitt Burns Inc., Scotia Capital Inc., Canaccord Capital Corporation, Cormark Securities Inc., Dundee Securities Corporation, Haywood Securities Inc. and Macquarie Capital Markets Canada Ltd. (collectively, the “Underwriters”). The Offering Price was determined by negotiation between the Corporation and the Lead Underwriter on behalf of the Underwriters. See “Plan of Distribution”.

The outstanding common shares of the Corporation (the “Common Shares”) are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “LUN”. The Corporation also has Swedish Depositary Receipts, representing the Corporation’s common shares, that are posted for trading on the Nordic OMX Exchange in Sweden under the symbol “LUMI”. On April 8, 2009, the last trading day prior to the date of this short form prospectus, the closing price of the Common Shares on the TSX was Cdn$2.07. The Corporation has applied to list the Offered Shares on the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.

Price: Cdn$2.05 per Common Share

	Price to	Underwriters’	Net Proceeds to
	the Public	Fee(1)	the Corporation(2)

Per Offered Share(3)	Cdn$2.05	Cdn$0.1025	Cdn$1.9475
Total	Cdn$164,000,000	Cdn$6,599,975	Cdn$157,400,025

(1)

The Underwriters will be paid a fee of 5.0% of the gross proceeds of the Offering (the “Underwriters’ Fee”), including the sale of any Additional Shares (as defined herein) sold pursuant to the exercise of the Over-Allotment Option (as defined herein), except in connection with a total of 15,610,000 Offered Shares to be purchased by a private corporation or private corporations owned by trusts whose settlor is the Estate of Adolf H. Lundin and which are insiders of the Corporation, on which no Underwriters’ Fee will be paid. See “Plan of Distribution”.

(2)

After deducting the Underwriters’ Fee, but before deducting the expenses of the Offering, including the preparation and filing of this short form prospectus, which are estimated to be Cdn$500,000 and will be paid by the Corporation from the proceeds of the Offering.

(3)

The Corporation has granted the Underwriters an over-allotment option (the “Over-Allotment Option”) exercisable in whole or in part, in the sole discretion of the Underwriters, for a period of 30 days from the closing of the Offering, to purchase up to 12,000,000 Common Shares (the “Additional Shares”) at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. The grant of the Over-Allotment Option and the Additional Shares issuable upon exercise of the Over-Allotment Option are hereby qualified for distribution under this short form prospectus. A person who acquires Additional Shares issuable on the exercise of the Over-Allotment Option acquires such Additional Shares under this short form prospectus regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total Price to the Public, Underwriters’ Fee and Net Proceeds to the Corporation (before payment of the expenses of the Offering) will be Cdn$188,600,000, Cdn$7,829,975 and Cdn$180,770,025, respectively. Unless specifically stated otherwise, the term “Offered Shares” includes the Additional Shares. See “Plan of Distribution” and the table below:

Number of Common
Underwriters’ Position	Shares Available	Exercise Period	Exercise Price

Over-Allotment Option .	12,000,000 Common Shares	Up to 30 days from the closing of the Offering	Cdn$2.05 per Additional Share

Subject to applicable laws, the Underwriters may, in connection with the Offering, effect transactions intended to stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”.

An investment in the Offered Shares is subject to certain risks. Prospective investors should carefully consider the risk factors described and/or incorporated by reference in this short form prospectus under the heading “Risk Factors” and elsewhere in this short form prospectus.

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”, subject to the approval of certain legal matters on behalf of the Corporation by Cassels Brock & Blackwell LLP and on behalf of the Underwriters by Wildeboer Dellelce LLP. Subscriptions will be received subject to rejection in whole or in part and the right is reserved to close the subscription books at any time without prior notice. Other than in respect of Offered Shares sold to purchasers in the United States and to, or for the account or benefit of, U.S. persons, which will be represented by individual certificates, and other than pursuant to certain exceptions, one or more book entry-only certificates representing the balance of the Offered Shares will be issued in registered form to the CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and deposited with CDS on the date of the closing of the Offering, which is expected to take place on or before April 27, 2009, or such other date as may be agreed upon by the Corporation and the Underwriters (the “Closing Date”). A purchaser of Offered Shares (other than a purchaser of Offered Shares in the United States or a U.S. person (or a purchaser for the account or benefit of a U.S. person)) will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

Scotia Capital Inc., one of the Underwriters, is a wholly-owned subsidiary of the Bank of Nova Scotia, and BMO Nesbitt Burns Inc., another Underwriter in the syndicate, is a wholly-owned subsidiary of the Bank of Montreal, which banks are both lenders under the Corporation’s Credit Facility (as defined herein). In connection with the provision to the Corporation of such Credit Facility, Scotia Capital Inc. acts as sole arranger and sole bookrunner. Accordingly, under applicable Canadian securities legislation, the Corporation may be considered to be a “connected issuer” to each of Scotia Capital Inc. and BMO Nesbitt Burns Inc. See “Relationship between the Corporation and Certain Underwriters”.

The Corporation’s head office is located at 150 King Street West, Suite 1500, Toronto, Ontario M5H 1J9 and its registered office is located at Suite 1100, 888 Dunsmuir Street, Vancouver, British Columbia, V6C 3K4.

TABLE OF CONTENTS

	Page		Page
			8
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	2	RELATIONSHIP BETWEEN THE CORPORATION AND CERTAIN UNDERWRITERS
FINANCIAL INFORMATION	3	DESCRIPTION OF SECURITIES BEING DISTRIBUTED	8
CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION	3	PRIOR SALES	9
DOCUMENTS INCORPORATED BY REFERENCE	3	TRADING PRICE AND VOLUME	9
		AUDITORS’ CONSENTS	18
THE CORPORATION	5
CONSOLIDATED CAPITALIZATION	6	CERTIFICATE OF THE CORPORATION	C-1
USE OF PROCEEDS	6	CERTIFICATE OF THE UNDERWRITERS	C-2
PLAN OF DISTRIBUTION	6

     Readers should rely only on information contained or incorporated by reference in this short form prospectus. The Corporation has not authorized anyone to provide the reader with different information. The Corporation is not making an offer of these securities in any jurisdiction where the offer is not permitted. Readers should not assume that the information contained in this short form prospectus is accurate as of any date other than the date on the front of this short form prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     This short form prospectus contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Except for statements of historical fact relating to the Corporation, information contained herein constitutes forward-looking statements, including any information as to the possible outcome of negotiations by the Corporation under its Credit Facility, expected use of net proceeds from the Offering, estimation of commodity prices, mineral reserves and resources, the success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining activities, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage as well as any information as to the Corporation’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements, including but not limited to: risks and uncertainties relating to, among other things, changes in counterparty risk, commodity prices, currency fluctuation, financing, unanticipated reserve and resource grades, infrastructure, results of exploration activities, cost overruns, availability of materials and equipment, timeliness of government approvals, taxation, political risk and related economic risk and unanticipated environmental impact on operations, unexpected reclamation expense, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, a failure by the Corporation to successfully negotiate and restructure its Credit Facility resulting in an inability of the Corporation to draw down on its Credit Facility, an unanticipated need for the use of proceeds from the Offering as well as those risk factors discussed or referred to in the Corporation’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in the provinces of Canada and available at www.sedar.com. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presently for the purpose of assisting investors in understanding the Corporation’s expected financial and operational performance and the Corporation’s plans and objectives in making an investment decision and may not be appropriate for other purposes. The Corporation assumes no obligation to update publicly or otherwise revise any forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If the Corporation does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.

FINANCIAL INFORMATION

     The financial statements of the Corporation incorporated by reference herein are reported in United States dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

     All monetary amounts used herein are stated in United States dollars, unless otherwise indicated. On April 8, 2009, the noon exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was US$1.00=Cdn$ 1.24 or Cdn$1.00=US$ 0.81.

     The closing, high and low spot rates for the United States dollar in terms of Canadian dollars for each of the financial periods of the Corporation ended December 31, 2008, December 31, 2007 and December 31, 2006, as reported by the Bank of Canada, were as follows:

	December 31, 2008	December 31, 2007	December 31, 2006
Closing(1)	1.22	0.99	1.17
High(2)	1.24	0.99	1.17
Low(2)	1.21	0.98	1.16
___________
(1)	Noon rate at end of period.
(2)	Average noon rate for the period.

DOCUMENTS INCORPORATED BY REFERENCE

     Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar authorities in each of the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Finance of the Corporation at 150 King Street West, Suite 1500, Toronto, Ontario M5H 1J9, telephone (416) 342-5560, and are also available electronically at www.sedar.com. The filings of the Corporation through the System for Electronic Document Analysis and Retrieval (“SEDAR”) are not incorporated by reference in this short form prospectus except as specifically set out herein.

     The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a)	the annual information form (the “Annual Information Form”) of the Corporation dated March 31, 2009 for the year ended December 31, 2008;

(b)

the audited consolidated balance sheets of the Corporation as at December 31, 2008 and 2007 and the consolidated statements of operations, comprehensive (loss) income, changes in shareholders’ equity and cash flows for the years then ended, together with the auditors’ report thereon and the notes thereto, as refiled by the Corporation on March 12, 2009, to include US GAAP reconciliation;

(c)	management’s discussion and analysis of results of operations and financial condition of the Corporation for the year ended December 31, 2008;

(d)	the management information circular of the Corporation dated May 1, 2008 prepared in connection with the annual and special meeting of shareholders of the Corporation held on June 5, 2008;

(g)

the management information circular of the Corporation dated December 22, 2008 prepared in connection with a special meeting of shareholders of the Corporation held on January 26, 2009 in connection with the proposed plan of arrangement (the “HudBay Plan of Arrangement”) involving the sale of all of the issued and outstanding common shares of Lundin Mining to HudBay Minerals Inc. (“HudBay”), which proposed transaction was subsequently terminated as of February 23, 2009 (see subsection (n) below), excluding the sections therein entitled “Frequently Asked Questions about the Arrangement”; “Summary”; “The Arrangement — Fairness Opinion”; “Certain Tax Considerations for Shareholders”; “Documents Incorporated by Reference”; “Consent of Haywood Securities Inc.”; “Consent of Deloitte & Touche LLP”; “Consent of Osler, Hoskin & Harcourt LLP”; “Appendix D — Fairness Opinion of Haywood Securities Inc.”; and “Appendix H — Unaudited Pro Forma Consolidated Financial Statements of HudBay Minerals Inc.”;

(h)

the material change report of the Corporation dated January 23, 2009 relating to the permanent cessation of production at the Corporation’s Galmoy zinc/lead/silver mine in Ireland expected to occur in May 2009;

(i)

the material change report of the Corporation dated January 26, 2009 relating to the decision of the Ontario Securities Commission to reverse the December 10, 2008 decision of the TSX granting conditional approval for the listing of the shares of HudBay in connection with the proposed HudBay Plan of Arrangement;

(j)	the material change report of the Corporation dated February 5, 2009 relating to the issuance by the Ontario Superior Court of Justice of its final order approving the HudBay Plan of Arrangement;

(k)	the material change report of the Corporation dated February 5, 2009 relating to the approval by the Corporation’s shareholders of the proposed HudBay Plan of Arrangement;

(l)

the material change report of the Corporation dated February 5, 2009 relating to the Corporation’s expectation that its Tenke Fungurume copper/cobalt project will enter the commissioning phase in the second fiscal quarter of 2009;

(m)

the material change report of the Corporation dated February 16, 2009 relating to the closing of the sale by the Corporation of its subsidiary, Pirites Alentejanas S.A., the owner of the Aljustrel Mine in Portugal;

(n)

the material change report of the Corporation dated February 24, 2009 relating to the entering into of a termination agreement between the Corporation and HudBay in connection with the termination of the proposed HudBay Plan of Arrangement effective February 23, 2009;

(o)	the material change report of the Corporation dated February 27, 2009 relating to the Corporation’s fourth quarter 2008 results;

(p)

the material change report of the Corporation dated March 16, 2009 relating to the Corporation’s intended voluntary delisting of its common shares from the New York Stock Exchange, which became effective on April 2, 2009;

(q)	the material change report of the Corporation dated March 30, 2009 relating to the Corporation’s release of its mineral reserve and mineral resource estimates as at December 31, 2008;

(r)

the material change report of the Corporation dated March 31, 2009 relating to the Corporation’s announcement that the first copper cathode has been produced at the Tenke Fungurume copper/cobalt project; and

(s)	the material change report of the Corporation dated April 3, 2009 relating to the Offering.

     Any document of the type referred to above (excluding confidential material change reports) filed by the Corporation with the applicable securities commissions or similar regulatory authorities in Canada after the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this short form prospectus.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this short form prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

AVAILABLE INFORMATION

     The Corporation currently files reports and other information with the securities commissions and similar regulatory authorities in each of the provinces of British Columbia, Alberta, Ontario, Québec and Nova Scotia and will, following the receipt for the (final) short form prospectus, be required to file reports and other information in all other provinces of Canada in which the Offered Shares are sold, as applicable in accordance with securities legislation. These reports and information are available to the public free of charge on SEDAR at www.sedar.com.

ELIGIBILITY FOR INVESTMENT

     In the opinion of Cassels Brock & Blackwell LLP, counsel to the Corporation, and Wildeboer Dellelce LLP, counsel to the Underwriters, the Offered Shares would, if issued on the date hereof and listed on the TSX, be a qualified investment under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder for trusts governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a registered disability savings plan, a deferred profit sharing plan or a tax-free savings account. Provided that the holder of a tax-free savings account does not hold a “significant interest” (as defined in the Tax Act) in the Corporation or any person or partnership that does not deal at arm’s length with the Corporation, and provided that such holder deals at arm’s length with the Corporation, the Offered Shares will not be a prohibited investment for a trust governed by a tax-free savings account.

THE CORPORATION

Overview

     Lundin Mining is a diversified base metals mining corporation with operations in Portugal, Spain, Ireland and Sweden. The Corporation currently has three material mines in operation producing copper, nickel, lead and zinc (Neves-Corvo in Portugal, Zinkgruvan in Sweden, and Aguablanca in Spain). In addition, Lundin Mining holds an equity interest in the Tenke Fungurume Project in the Democratic Republic of Congo (“DRC”), and is undertaking expansion programs at its Neves-Corvo and Zinkgruvan mines. The Corporation also holds an exploration portfolio and interests in exploration ventures. Lundin Mining’s principal products and sources of sales are currently copper, zinc, lead and nickel concentrates from the Neves-Corvo, Zinkgruvan and Aguablanca mines.

     The corporate chart set out on the following page illustrates the Corporation’s principal subsidiaries, together with the jurisdiction of incorporation of each entity and the percentage of voting securities beneficially owned, controlled or directed, directly or indirectly, by the Corporation.

CONSOLIDATED CAPITALIZATION

     There have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since the date of the most recently filed audited consolidated financial statements of the Corporation as at and for the year ended December 31, 2008. After giving effect to the Offering, an additional 80,000,000 Common Shares will be issued (92,000,000 in the event the Over-Allotment Option is exercised in full). In addition, the loan capital of the Corporation will be reduced as a result of the proposed repayment of approximately $55 million (Cdn$68.2 million) under the Credit Facility out of the net proceeds of the Offering, bringing the balance of the Credit Facility down to approximately $225 million. See “Use of Proceeds”.

USE OF PROCEEDS

     The net proceeds to the Corporation from the sale of the Offered Shares will be approximately Cdn$156,900,025 ($126,532,278), or approximately Cdn$180,270,025 ($145,379,052) if the Over-Allotment Option is exercised in full, after deducting the Underwriters’ Fee and the estimated expenses of the Offering of approximately Cdn$500,000 ($405,000).

The net proceeds of the Offering are expected to be used as follows:

Repayment of Credit Facility	Cdn$68,200,000	($55,000,000)
Investment in Tenke Fungurume Project(1)	Cdn$49,600,000	($40,000,000)
Working Capital and Discretionary Capital Programs(2)	Cdn$39,100,025	($31,532,278)
Total	Cdn$156,900,025	($126,532,278)

Notes:

(1)

This amount relates to contributions to fund pro rata working capital, exploration drilling, expansion studies and other project costs in respect of the Tenke Fungurume Project in the DRC in which the Corporation holds a 24.75% interest.

(2)

This amount relates to operations working capital and costs related to future expansion projects at the Corporation’s Zinkgruvan and Neves-Corvo mines as well as exploration programs to target the expansion of copper resources at the Neves-Corvo mine. In the event that the Over-Allotment Option is exercised, the additional proceeds will be added to “Working Capital and Discretionary Capital Programs”, and there are no definitive plans for the expenditure of these additional funds as of the date of this short form prospectus. Accordingly, all allocations will be at the sole discretion of the management of the Corporation. See “Risk Factors — Unallocated Proceeds of the Offering”.

     The Corporation intends to use the net proceeds of the Offering as stated above; although there may be circumstances where, for business reasons, a reallocation of funds may be necessary as may be determined at the discretion of the Corporation. See “Risk Factors — Unallocated Proceeds of the Offering”.

     Pending use of the net proceeds, the funds will be invested in guaranteed investment certificates and other high quality short term investments at the discretion of management.

PLAN OF DISTRIBUTION

     Pursuant to the Underwriting Agreement, the Corporation has agreed to sell and the Underwriters have severally agreed to purchase, as principals, on the Closing Date, all but not less than all of the Offered Shares at the Offering Price, payable in cash against delivery of certificates therefor, subject to compliance with all necessary legal requirements and to the conditions contained in the Underwriting Agreement. The Underwriting Agreement provides that the Corporation will pay to the Underwriters an Underwriters’ Fee of Cdn$0.1025 per Offered Share, including any Additional Shares sold pursuant to the exercise of the Over-Allotment Option, representing 5.0% of the gross proceeds from the Offering, for their services in connection with the distribution of the Offered Shares offered by this short form prospectus, excluding an aggregate of 15,610,000 Offered Shares to be purchased by a private corporation or private corporations owned by trusts whose settlor is the Estate of Adolf H. Lundin and which are insiders of the Corporation, on which no Underwriters’ Fee will be paid. The Offering Price was determined by negotiation between the Corporation and the Lead Underwriters on behalf of the Underwriters.

     The Corporation has granted the Underwriters the Over-Allotment Option exercisable in whole or in part, in the sole discretion of the Underwriters, for a period of 30 days from the Closing Date, to purchase up to 12,000,000 Additional Shares, at the Offering Price, to cover over-allotments, if any, and for market stabilization purposes. The grant of the Over-Allotment Option and the Additional Shares issuable upon exercise of the Over-Allotment Option are qualified for distribution under this short form prospectus. A person who acquires Additional Shares issuable on the exercise of the Over-Allotment Option acquires such Additional Shares under this short form prospectus regardless of whether the over-allotment position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total Price to the Public, Underwriters’ Fee and Net Proceeds to the Corporation (before payment of the expenses of the Offering) will be Cdn$188,600,000, Cdn$7,829,975 and Cdn$180,770,025, respectively.

     Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Other than Offered Shares sold in the United States or to, or for the account or benefit of, U.S. persons, which will be represented by individual certificates, and other than pursuant to certain exceptions, one or more book entry-only certificates representing the Offered Shares will be issued in registered form to CDS or its nominee and deposited with CDS on the Closing Date. A purchaser of Offered Shares (other than a purchaser of Offered Shares in the United States or a U.S. person (or a purchaser for the account of or benefit of a U.S. person)) will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

     The obligations of the Underwriters under the Underwriting Agreement are several and may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Offered Shares if any of the Offered Shares are purchased under the Underwriting Agreement.

     Pursuant to rules and policy statements of certain Canadian provincial securities commissions, the Underwriters may not, throughout the period of distribution under this short form prospectus, bid for or purchase Common Shares for their own account or for accounts over which they exercise control or direction. The foregoing restriction is subject to certain exceptions, provided that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market-making activities and a bid or purchase made for, or on behalf of, a customer where the order was not solicited during the period of distribution.

     The Underwriting Agreement also provides that the Corporation will severally indemnify the Underwriters, their affiliates and each of their respective directors, officers, employees and agents against certain liabilities and expenses or will contribute to payments that the Underwriters may be required to make in respect thereof.

     The Corporation has agreed in favour of the Underwriters that, during the period ending 90 days after the Closing Date, it will not issue or sell any Common Shares or any securities convertible into, or exchangeable for Common Shares without the prior consent of the Lead Underwriter, such consent not to be unreasonably withheld, except in connection with: (i) the grant or exercise of stock options and other similar issuances pursuant to the share incentive plan of the Corporation and other share compensation arrangements; (ii) the exercise of outstanding warrants of the Corporation; (iii) any obligations in respect of existing agreements; and (iv) any arm’s length acquisitions of mineral projects or mining companies.

     Certain of the Underwriters and their affiliates have performed investment banking, commercial banking and advisory services for the Corporation from time to time for which they have received customary fees and expenses. The Underwriters and their affiliates may, from time to time, engage in transactions with and perform services for the Corporation in the ordinary course of their business.

     The Offering is being made concurrently in all of the provinces of Canada other than Québec. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Offered Shares offered herein in the United States or to, or for the account or benefit of, U.S. persons. The Offered Shares have not been and will not be registered under the 1933 Act or state securities laws and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons except in a transaction exempt from the registration requirements of the 1933 Act and all applicable state securities laws. Each Underwriter has agreed that, except in certain transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws as permitted under the Underwriting Agreement, it will not offer or sell within the United States or to, or for the account or benefit of, U.S. persons, the Offered Shares as part of their distribution. In connection with sales outside the United States, the Underwriters have agreed that they will not offer, sell or deliver the Offered Shares to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the Offering and the Closing Date, and they will send to any dealer, or any person receiving a selling concession, fee or other remuneration in respect of the Offered Shares, to whom they sell Offered Shares during such period a confirmation or other notice setting forth the restrictions on offers and sales of the Offered Shares within the United States or to, or for the account or benefit of, U.S. persons. The certificates representing the Offered Shares which are sold in the United States or to, or for the benefit or account of, U.S. persons will contain a legend to the effect that the Offered Shares represented thereby have not been registered under the 1933 Act and may only be offered, sold or otherwise transferred pursuant to certain exemptions from the registration requirements of the 1933 Act. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Offered Shares within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made other than in accordance with Rule 144A under the 1933 Act. Terms used in this paragraph have the meanings given to them by Regulation S under the 1933 Act.

     The Corporation has applied to list the Offered Shares and the Additional Shares, if any, distributed under this short form prospectus on the TSX. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSX.

RELATIONSHIP BETWEEN THE CORPORATION AND CERTAIN UNDERWRITERS

     In connection with the distribution of the Offered Shares, the Corporation may be considered a “connected issuer” to Scotia Capital Inc. and BMO Nesbitt Burns Inc. under applicable Canadian securities legislation. The Bank of Nova Scotia, the parent of Scotia Capital Inc., and the Bank of Montreal, the parent of BMO Nesbitt Burns Inc., are each lenders under the Corporation’s $280 million syndicated revolving credit facility (the “Credit Facility”). Scotia Capital Inc. acts as sole arranger and sole bookrunner in connection with the Credit Facility. The Credit Facility is secured by guarantees from, and pledge of shares of, certain operating subsidiaries of the Corporation, and will mature in 2012. See note 13(a) to the Annual Financial Statements incorporated by reference herein.

     As of the date hereof, there is approximately $280 million outstanding under the terms of the Credit Facility (which includes a $10 million letter of credit). As at December 31, 2008, the Corporation was not in compliance with the tangible net worth financial covenant defined under the Credit Facility. Compliance with this covenant has been waived by the syndicate of lenders until June 5, 2009. The Corporation is currently in compliance with all other terms of the Credit Facility. In return for the waiver, the Corporation has agreed to, with effect on February 25, 2009, and for the duration of the waiver period, certain changes in conditions including: no further drawdowns on the Credit Facility; an increase in the interest rate to 4.5% over LIBOR; restrictions on cash distributions and asset sales; an inclusion of the Corporation’s interest in the Tenke Fungurume Project in the security package; and a general security agreement over the Corporation’s assets.

     The decision to distribute to Offered Shares issuable pursuant to the Offering and the details of the terms of the Offering were made through negotiations between the Corporation and the Lead Underwriter on behalf of the Underwriters. Approximately $55 million of the net proceeds from the Offering is expected to be used to pay-down the Credit Facility. See “Use of Proceeds”. In connection with the Offering, Scotia Capital Inc., BMO Nesbitt Burns Inc. and their respective affiliates will receive a portion of the Underwriters’ Fee payable to the Underwriters. Scotia Capital Inc., BMO Nesbitt Burns Inc. and their respective affiliates will not receive any other benefits in connection with the Offering.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

     The Corporation is authorized to issue an unlimited number of Common Shares, of which there were 487,433,771 issued and outstanding as of April 8, 2009. Holders of Common Shares are entitled to receive notice of any meetings of shareholders of the Corporation, to attend and to cast one vote per Common Share at all such meetings. Holders of Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Corporation’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of the Corporation are entitled to receive on a pro rata basis the net assets of the Corporation after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to, or on a pro rata basis with, the holders of Common Shares with respect to dividends or liquidation. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

PRIOR SALES

     During the 12 month period before the date of this short form prospectus, the Corporation has issued Common Shares as follows:

Month of Issuance	Number of Common Shares Issued	Issue Price (Cdn$)	Reason for Issuance

August 2008	22,848	3.33	Exercise of options
December 2008	96,997,492	1.40	Private Placement to HudBay Minerals Inc.

Stock Options

     The following table summarizes details of the stock options issued by the Corporation during the 12 month period prior to the date of this short form prospectus.

Date	Exercise Price per Security (Cdn$)	Number of Options (each option exercisable to acquire one common share)

April 2008	7.14	237,680
August 2008	4.88	45,000
September 2008	4.82	375,000
September 2008	4.42	4,615,000

TRADING PRICE AND VOLUME

     The principal market on which the common shares of the Corporation trade is the TSX. The Corporation recently voluntarily delisted its common shares from the New York Stock Exchange, which became effective on April 2, 2009. The Corporation also has Swedish Depositary Receipts, representing the Common Shares, listed on the Nordic OMX Exchange in Sweden.

Common Shares

     The following table sets forth, for the periods indicated over the past 12 months prior to the date of this short form prospectus, the high and low prices and the aggregate volume of trading of the Common Shares on the TSX.

Period	High	Low	Volume
	(Cdn$)	(Cdn$)
2008
April	8.27	6.60	67,125,800
May	9.15	6.55	58,975,000
June	8.22	6.08	38,789,600
July .	6.19	4.75	72,466,300
August .	5.57	4.53	40,770,800
September	4.98	2.80	59,126,000
October .	3.18	1.25	63,699,000
November	2.10	0.77	135,598,700
December	1.34	0.97	66,283,700
2009
January	1.57	0.83	85,694,900
February	0.95	0.69	59,718,800
March	2.00	0.73	124,702,500
April(1)	2.25	1.92	63,846,100
________________
(1) April 1, 2009 through April 8, 2009.

RISK FACTORS

     An investment in securities of the Corporation involves significant risks, which should be carefully considered by prospective investors before purchasing such securities. In addition to information set out or incorporated by reference in this short form prospectus, investors should carefully consider the risk factors set out below. Any one of such risk factors could materially affect the Corporation’s financial condition and/or future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Corporation.

Metal Prices

     Metal prices, primarily copper, zinc, lead and nickel, are key performance drivers and fluctuations in the prices of these commodities can have a dramatic effect on the results of operations. Prices fluctuate widely and are affected by numerous factors beyond the Corporation’s control. The prices of metals are influenced by supply and demand, exchange rates, inflation rates, changes in global economies, and political, social and other factors. The supply of metals consists of a combination of new mine production and existing stocks held by governments, producers and consumers.

     If the market prices for metals fall below the Corporation’s full production costs and remain at such levels for any sustained period of time, the Corporation may, depending on hedging practices, experience losses and may determine to discontinue mining operations or development of a project or mining at one or more of its properties. If the prices drop significantly, the economic prospects of the mines and projects in which the Corporation has an interest could be significantly reduced or rendered uneconomic. Low metal prices will affect the Corporation’s liquidity, and if they persist for an extended period of time, the Corporation may have to look for other sources of cash flow to maintain liquidity until metal prices recover.

Credit Risk

     The Corporation is exposed to various counterparty risks. The Corporation is subject to credit risk through its trade receivables. The Corporation manages this risk through evaluation and monitoring process such as using the services of credit agencies. The Corporation transacts with credit worthy customers to minimize credit risk and if necessary, employ provisional payment arrangements and the use of letters of credit, where appropriate, but cannot always be assured of the solvency of its customers and at times will sell to parties whose credit worthiness is not determinable. Credit risk relating to derivative contracts arises from the possibility that a counterparty to an instrument with which the Corporation has an unrealized gain fails to settle the contracts.

Credit Facility Risk

     As at December 31, 2008, the Corporation was not in compliance with the tangible net worth covenant under its Credit Facility. The banking syndicate has waived, in favour of the Corporation, compliance with the requirements of the tangible net worth covenant until June 5, 2009. The total drawn on the facility was approximately $267 million at December 31, 2008.

     Tangible net worth, as defined under the facility, was reduced during the year as a result of: writedowns of mining assets and marketable securities stemming from the fall in metal prices; operating losses incurred in the fourth quarter; the fall in the value of the Euro and SEK, in which currencies the principal mining assets are denominated, against the US Dollar, in which currency the Corporation reports its results, resulting in a lower value of assets in US dollar terms; and investment in the Tenke Fungurume project, which is excluded when considering the tangible net worth under the banking covenants as the banks’ security did not include the Tenke Fungurume project.

     In return for the waiver, the Corporation has agreed to, with effect on February 25, 2009 and for the duration of the waiver period, certain changes in conditions including: no further drawdowns on the Credit Facility; an increase in the interest rate to 4.5% over LIBOR; restrictions on cash distributions and asset sales; an inclusion of the Corporation’s interest in the Tenke Fungurume project in the security package; and a general security agreement over the Corporation’s assets. The intention is to restructure the Credit Facility to ensure adequate liquidity in the event that the present market volatility and depressed demand for base metals continue for the next two years. Future operations are dependent on the Corporation’s ability to access sufficient funding to meet its obligations. There are, however, no assurances that these negotiations will be successful.

     In the event that a positive outcome is not achieved from negotiations between the Corporation and the lending syndicate, permanent relief from the said covenant is not obtained and the Credit Facility is not restructured, the debt will be callable by the lenders, which would adversely impact the Corporation’s financial position and operations. As a result, the $267 million drawdown on the Credit Facility has been classified by the Corporation as a current liability at December 31, 2008. In the event that the Credit Facility cannot be agreed upon with the lenders on suitable terms, management of the Corporation plans to pursue other financing arrangements which may include alternative debt facilities, equity financing, asset sales or a combination thereof. There can be no assurance that alternative sources of financing will be available, and, if available, on acceptable terms.

Current Global Financial Condition

     Current global financial conditions have been subject to increased volatility, with numerous financial institutions having either gone into bankruptcy or having to be rescued by government authorities. Access to financing has been negatively impacted by both sub-prime mortgages in the United States and elsewhere and the liquidity crisis affecting the asset-backed commercial paper market. As such, the Corporation is subject to counterparty risk and liquidity risk. The Corporation is exposed to various counterparty risks including, but not limited to: (i) through the Corporation’s lenders; (ii) through financial institutions that hold the Corporation’s cash, and (iii) through the Corporation’s insurance providers. The Corporation is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where cash positions are unable to be maintained or appropriate financing is unavailable. These factors may impact the ability of the Corporation to obtain loans and other credit facilities in the future and, if obtained, on terms favourable to the Corporation. If these increased levels of volatility and market turmoil continue, the Corporation’s operations could be adversely impacted and the trading price of the Offered Shares could be adversely affected.

Foreign Exchange Risk

     The Corporation’s revenue from operations is received in United States dollars while most of its operating expenses will be incurred in Euro and SEK. Accordingly, foreign currency fluctuations may adversely affect the Corporation’s financial position and operating results. The Corporation does not currently engage in foreign currency hedging activities for regularly occurring operational transactions.

Derivative Instruments

     The Corporation may, from time to time, manage exposure to fluctuations in metal prices and foreign exchange rates by entering into derivative instruments approved by the Corporation’s Board of Directors. The Corporation does not hold or issue derivative instruments for speculation or trading purposes. These derivative instruments are marked-to-market at the end of each period and may not necessarily be indicative of the amounts the Corporation might pay or receive as the contracts are settled.

Reclamation Funds and Mine Closure Costs

     As at December 31, 2008, the Corporation had $58.4 million in a number of reclamation funds that will be used to fund future site restoration and mine closure costs at the Corporation’s various mine sites. The Corporation will continue to contribute annually to these funds based on an estimate of the future site restoration and mine closure costs as detailed in the closure plans. Changes in environmental laws and regulations can create uncertainty with regards to future reclamation costs and affect the funding requirements. The Corporation permanently ceased production at its Storliden mine during 2008 and will wind down mining operations at its Galmoy mine during the first half of 2009. Rehabilitation programs will be completed at both mines following production shutdown. The Corporation also has ongoing long-term monitoring programs in place associated with legacy mining operations previously carried on in Honduras and Spain under the ownership of a subsidiary of Rio Narcea Gold Mines Ltd., which was acquired by the Corporation in 2007. Closing a mine can have significant impact on local communities and site remediation activities may not be supported by local stakeholders. The Corporation endeavors to mitigate this risk by reviewing and updating closure plans regularly with external stakeholders over the life of the mine and considering where post-mining land use for mining affected areas has potential benefits to the communities. In addition to the immediate closure activities, including ground stabilization, infrastructure demolition and removal, top soil replacement, re-grading and re-vegetation, closed mining operations require long-term surveillance and monitoring.

     Site closure plans have been developed and amounts accrued in the Corporation’s financial statements to provide for mine closure obligations. Future remediation costs for inactive mines are estimated at the end of each period, including ongoing care, maintenance and monitoring costs. Changes in estimates at inactive mines are reflected in earnings in the period an estimate is revised. Actual costs realized in satisfaction of mine closure obligations may vary materially from management’s estimates.

Competition

     There is competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Corporation competes with other mining companies, many of which have greater financial resources than the Corporation, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Foreign Countries and Regulatory Requirements

     The Corporation’s operations in Portugal, Sweden, Ireland, the UK, the DRC and Spain are subject to various laws and environmental regulations. The implementation of new or the modification of existing laws and regulations affecting the mining and metals industry could have a material adverse impact on the Corporation.

     The Corporation has significant investment in properties and projects located in developing countries, including Russia and DRC. The carrying values of these properties and the Corporation’s ability to advance development plans or bring the projects to production may be adversely affected by whatever political instability and legal and economic uncertainty that might exist in such countries. The risks associated to which Corporation’s interests in such countries may be adversely affected include: political unrest; labour disputes; invalidation of governmental orders, permits, agreements or property rights; risk of corruption including violations under U.S. and Canadian foreign corrupt practices statutes; military repression; war; civil disturbances; criminal and terrorist actions; arbitrary changes in laws, regulations, policies, taxation, price controls and exchange controls; delays in obtaining or the inability to obtain necessary permits; opposition to mining from environmental or other non-governmental organizations; limitations on foreign ownership; limitations on the repatriation of earnings; limitations on mineral exports; and high rates of inflation and increased financing costs. These risks may limit or disrupt the Corporation’s projects, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation. Africa’s status as a developing continent may make it more difficult for the Corporation to obtain any required exploration, development and production financing for its projects.

     There can be no assurance that industries which are deemed of national or strategic importance in countries in which the Corporation has operations or assets, including mineral exploration, production and development, will not be nationalized. The risk exists that further government limitations, restrictions or requirements, not presently foreseen, will be implemented. Changes in policy that alter laws regulating the mining industry could have a material adverse effect on the Corporation. There can be no assurance that the Corporation’s assets in these countries will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by an authority or body. In addition, in the event of a dispute arising from foreign operations, the Corporation may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Corporation also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Corporation to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Corporation’s operations.

Mining and Processing

     The Corporation’s business operations are subject to risks and hazards inherent in the mining industry, including, but not limited to, unanticipated variations in grade and other geological problems, water conditions, surface or underground conditions, metallurgical and other processing problems, mechanical equipment performance problems, the lack of availability of materials and equipment, the occurrence of accidents, labour force disruptions, force majeure factors, unanticipated transportation costs, and weather conditions, any of which can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures and production commencement dates. The Corporation’s processing facilities are dependent upon continuous mine feed to remain in operation. Insofar as the Corporation’s mines may not maintain material stockpiles of ore or material in process, any significant disruption in either mine feed or processing throughput, whether due to equipment failures, adverse weather conditions, supply interruptions, labour force disruptions or other causes, may have an immediate adverse effect on results of operations of the Corporation. The Corporation periodically reviews mining schedules, production levels and asset lives in its life of mine (“LOM”) planning for all of its operating and development properties. Significant changes in the LOM Plans can occur as a result of experience obtained in the course of carrying out mining activities, new ore discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology, precious metals price assumptions, and other factors. Based on this analysis, the Corporation reviews its accounting estimates and in the event of an impairment, may be required to write-down the carrying value of a mine or mines. This complex process continues for the economic life of every mine in which the Corporation has an interest.

Mine Development Risks

     The Corporation’s ability to maintain, or increase, its annual production of zinc, silver, copper, nickel and other metals will be dependent in significant part on its ability to bring new mines into production and to expand existing mines. Although the Corporation utilizes the operating history of its existing mines to derive estimates of future operating costs and capital requirements, such estimates may differ materially from actual operating results at new mines or at expansions of existing mines. The economic feasibility analysis with respect to any individual project is based upon, among other things, the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies (which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed), precious and base metals price assumptions, the configuration of the orebody, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climatic conditions, estimates of labour, productivity, royalty or other ownership requirements and other factors. Some of the Corporation’s development projects are also subject to the successful completion of final feasibility studies, issuance of necessary permits and other governmental approvals and receipt of adequate financing. Although the Corporation’s feasibility studies are generally completed with the Corporation’s knowledge of the operating history of similar ore bodies in the region, the actual operating results of its development projects may differ materially from those anticipated, and uncertainties related to operations are even greater in the case of development projects.

Environmental and Other Regulatory Requirements

     All phases of mining and exploration operations are subject to government regulation including regulations pertaining to environmental protection. Environmental legislation is becoming stricter, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. There can be no assurance that possible future charges in environmental regulation will not adversely affect the Corporation’s operations. As well, environmental hazards may exist on a property in which the Corporation holds an interest, that were caused by previous or existing owners or operators of the properties and of which the Corporation is not aware at present. Operations at the Corporation’s mines are subject to strict environmental and other regulatory requirements, including requirements relating to the production, handling and disposal of hazardous materials, pollution controls, health and safety and the protection of wildlife. The Corporation may be required to incur substantial capital expenditures in order to comply with these requirements. Any failure to comply with the requirements could result in substantial fines, delays in production, or the withdrawal of the Corporation’s mining licenses.

     Government approvals and permits are required to be maintained in connection with the Corporation’s mining and exploration activities. Although the Corporation currently has all the required permits for its operations as currently conducted, there is no assurance that delays will not occur in connection with obtaining all necessary renewals of such permits for the existing operations or additional permits for any possible future changes to the Corporation’s operations, including any proposed capital improvement programs. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws, may have a material adverse impact on the Corporation resulting in increased capital expenditures or production costs, reduced levels of production at producing properties or abandonment or delays in development of properties.

Mineral Resource and Reserve Estimates

     The Corporation’s reported mineral resources and ore reserves and the reported Mineral Resources and Mineral Reserves are only estimates. No assurance can be given that the estimated Mineral Resources and Mineral Reserves will be recovered or that they will be recovered at the rates estimated. Mineral Resource and Mineral Reserve estimates are based on limited sampling, and, consequently, are uncertain because the samples may not be representative. Mineral Resource and Mineral Reserve estimates may require revision (either up or down) based on actual production experience. Market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain Mineral Resources and Mineral Reserves uneconomic and may ultimately result in a restatement of estimated resources and/or reserves. Moreover, short-term operating factors relating to the Mineral Resources and Mineral Reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades or types, may adversely affect the Corporation’s profitability in any particular accounting period.

Estimation of Asset Carrying Values

     The Corporation annually undertakes a detailed review of the LOM Plans for its operating properties and an evaluation of the Corporation’s portfolio of development projects, exploration projects and other assets. The recoverability of the Corporation’s carrying values of its operating and development properties are assessed by comparing carrying values to estimated future net cash flows from each property. The carrying values of the Corporation’s investments are assessed by evaluating the fair market values of the investments in relation to the carrying values and determining whether impairment has occurred which is other than temporary in nature. Factors which may affect carrying values include, but are not limited to, metal prices, capital cost estimates, mining, processing and other operating costs, grade and metallurgical characteristics of ore, mine design and timing of production. In the event of a prolonged period of depressed prices, or events that occur related to the business of the Corporation’s equity and portfolio investments, the Corporation may be required to take additional material write-downs of its operating and development properties and of its equity and portfolio investments.

Funding Requirements and the Current Economic Crisis

     The Corporation does not have unlimited financial resources and there is no assurance that sufficient additional funding or financing will be available to the Corporation or its direct and indirect subsidiaries on acceptable terms, or at all, for further exploration or development of its properties or to fulfill its obligations under any applicable agreements. Failure to obtain such additional funding could result in the delay or indefinite postponement of the exploration and development of the Corporation’s properties. In particular, the volatility and disruption in the credit and capital markets experienced in 2008 is expected to continue throughout 2009. The markets have exerted extreme downward pressure on stock prices, particularly in the mining industry, while the costs of new debt capital, when available, markedly increased. Continuing disruption and uncertainty in the credit markets could increase the Corporation’s interest rates, adversely affecting its operations and financial position.

     Lundin Mining is a multinational corporation and relies on financial institutions worldwide to fund its corporate and project needs. Current global financial conditions have been subject to increased volatility and numerous financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. These factors may impact the ability of the Corporation to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Corporation. Continued disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation of financial institutions, reduced alternatives or failures of significant financial institutions could adversely affect the Corporation’s access to the liquidity needed for the business in the longer term.

     The Corporation’s access to funds under the Credit Facility is dependent on the ability of the financial institutions that are parties to the Facility to meet their funding commitments. Those financial institutions may not be able to meet their funding requirements if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time. Moreover, the obligations of the financial institutions under the Credit Facility are several and not joint and, as a result, a funding default by one or more institutions does not need to be made up by the others. Such disruptions could require the Corporation to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for the Corporation’s business needs can be arranged. If these increased levels of volatility and market turmoil continue, the trading price of the Corporation’s common shares could continue to be adversely affected.

Uninsurable Risks

     Exploration, development and production operations on mineral properties involve numerous risks, including unexpected or unusual geological operating conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences, as well as political and social instability. It is not always possible to obtain insurance against all such risks and the Corporation may decide not to insure against certain risks because of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any further profitability and result in increasing costs and a decline in the value of the securities of the Corporation. The Corporation does not maintain insurance against political or environmental risks.

No Assurance of Titles or Boundaries

     Although the Corporation has investigated the right to explore and exploit its various properties and obtained records from government offices with respect to all of the mineral claims comprising its properties, this should not be construed as a guarantee of title. Other parties may dispute the title to a property or the property may be subject to prior unregistered agreements and transfers or land claims by aboriginal, native, or indigenous peoples. The title may be affected by undetected encumbrances or defects or governmental actions. The Corporation has not conducted surveys of all of its properties and the precise area and location of claims or the properties may be challenged.

Partners in the Ozernoe Project and the Tenke Fungurume Project

     The Corporation’s partner in the Ozernoe Project is IFC Metropol LLC; its partner in the Tenke Fungurume copper/ cobalt project is Freeport-McMoRan Copper & Gold Inc. There may be risks associated with either of these partners, including their financial condition, of which the Corporation is not aware. There is a risk for non-payment by partners of their share of project expenditures, which would adversely affect the Corporation’s financial position and financial results.

Tax

     The Corporation runs its business in different countries and strives to run its business in as tax efficient a manner as possible. The tax systems in certain of these countries are complicated and subject to changes. By this reason, future negative effects on the result of the Corporation due to changes in tax regulations cannot be excluded. Repatriation of earnings to Canada from other countries may be subject to withholding taxes. The Corporation has no control over the withholding tax rates in the countries where the operations are carried out.

Employee Relations

     A prolonged labour disruption at any of the Corporation’s mining operations could have a material adverse effect on the Corporation’s ability to achieve its objectives with respect to such properties and its operations as a whole.

Infrastructure

     Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges and power and water supplies are important determinants which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage or government or other interference in the maintenance or provision of such infrastructure could adversely affect the activities and profitability of the Corporation. During recent years, the regional supply of water has been the object of political debate between the province in which Aguablanca operates and two neighbouring provinces. The Corporation continues to negotiate with local authorities to acquire all of the water licences required to satisfy all of its supply requirements.

Backfill and Long-Term Mine Stability of the Galmoy Mine

     The Irish authorities that will endorse the final closure plan for the Corporation’s Galmoy mine are expected to accept recommendations made by recognized rock mechanics consultants on the final backfill requirements. However, should the authorities fail to reach a consensus view on the quantity of backfill to be placed underground, the Corporation may be obliged to place larger volumes at a considerable cost.

Key Personnel

     The Corporation is depending on a relatively small number of key employees, the loss of any of whom could have an adverse effect on the Corporation. The Corporation does not have key person insurance on these individuals.

Share Price Volatility

     In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered to be development stage companies, has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that such fluctuations will not affect the price of the Corporation’s securities.

Unallocated Proceeds of the Offering

     As of the date of this short form prospectus, the Corporation has no definitive plans for the expenditure of certain net proceeds of the Offering. As under the section entitled “Use of Proceeds”, the Corporation has allocated Cdn$68.2 million ($55 million) for the repayment of its Credit Facility, Cdn$49.6 million ($40 million) in connection with expenditures at its Tenke Fungurume Project and approximately Cdn$39.1 million ($31.5 million) for working capital and discretionary capital programs. In the event that the Over-Allotment Option is exercised, the additional proceeds will be allocated to working capital and discretionary capital programs, however there are no definitive plans for the expenditure of these additional funds as of the date hereof. Accordingly, such although these allocations are based on the current expectation of management of the Corporation, there may be circumstances where, for business reasons, a reallocation of funds may necessary as may be determined at the discretion of the Corporation, and there can be no assurance as of the date of this short form prospectus as to how such funds may be reallocated.

INTEREST OF EXPERTS

     The following are the technical reports (the “Technical Reports”) prepared in accordance with National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) of the Canadian Securities Administrators from which certain technical information relating to the Corporation’s material mineral projects contained in the Annual Information Form incorporated by reference in this short form prospectus has been derived:

1.

Neves-Corvo Mine — “Technical Report on the Neves-Corvo Mine, Southern Portugal” dated October 2007 prepared by Mark Owen, Technical Director, and Owen Mihalop, Associate Director, of Wardell Armstrong International Ltd., and “Reserves and Resource Update, Neves-Corvo, Portugal” dated May 2008 prepared by Neil Burns, M.Sc., P. Geo, Director of Geology, of Silver Wheaton Corporation.

2.

Zinkgruvan Mine — “Mineral Reserves and Mineral Resources of the Zinkgruvan Mine in South-Central Sweden December 2008” dated March 31, 2009 prepared by Lars Malmström, Chief Geologist, Per Hedström, Senior Geologist and Doug Syme of Zinkgruvan Mining AB.

3.

Aguablanca Mine — “Technical Report on the Aguablanca Ni-Cu Deposit, Extremadura Region, Spain” dated March 31, 2009 prepared by Juan Carlos Alverez, MAusIMM, of Golder Associates (UK) Limited, Sia Khosrowshahi of Golder Associates Pty Ltd., Juan Pablo González of Golder Associates S.A. and Stephen Gatley, Principal Mining Engineer, of Lundin Mining Corporation.

4.

Tenke Fungurume Project — “Technical Report for the Tenke Fungurume Project” dated March 31, 2009 prepared by John Nilsson, P.Eng., of Nilsson Mine Services Ltd., Ronald G. Simpson, P. Geo., of GeoSim Services Inc. and William C. McKenzie, P. Eng., MBA, of Global Project Management Corporation.

     Each of the authors of the Technical Reports is a “qualified person” for purposes of NI 43-101. Each of the Technical Reports noted above is available on SEDAR at www.sedar.com, and a summary of each report is contained in the Annual Information Form under “Narrative Description of the Business — Description of Properties”, which is incorporated by reference in this short form prospectus.

     The aforementioned firms or persons held either less than one percent or no securities of the Corporation or of any associate or affiliate of the Corporation when they prepared the technical reports referred to, or following the preparation of such reports, and either did not receive any or received less than a one percent direct or indirect interest in any securities of the Corporation or of any associate or affiliate of the Corporation in connection with the preparation of such reports.

     Each of Cassels Brock & Blackwell LLP, Canadian counsel for the Corporation, and Wildeboer Dellelce LLP, Canadian counsel for the Underwriters, have provided its opinion on certain matters contained in this short form prospectus. As of the date hereof, partners and associates of Cassels Brock & Blackwell LLP and Wildeboer Dellelce LLP, each as a group, own, directly or indirectly, in the aggregate, less than 1% or no securities of the Corporation.

     None of the aforementioned firms or persons, nor any directors, officers or employees of such firms, are currently expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation, other than Stephen Gatley, Lars Malmström, Per Hedström and Doug Syme who are employees of Lundin Mining. In addition, a partner of Cassels Brock & Blackwell LLP, counsel to Lundin Mining, is a current director of Lundin Mining.

     PricewaterhouseCoopers LLP is the auditor of the Corporation and is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

     Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

AUDITORS’ CONSENT

    We have read the short form prospectus of Lundin Mining Corporation (the “Corporation”) dated   ●  , 2009 qualifying the distribution of common shares of the Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

     We consent to the incorporation by reference in the above-mentioned prospectus of our report to the board of directors and shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive (loss) income, changes in shareholders’ equity and cash flows for the years then ended and effectiveness of internal control over financial reporting as at December 31, 2008. Our report is dated February 25, 2009.

Toronto, Ontario ● , 2009	● Chartered Accountants, Licensed Public Accountants

CERTIFICATE OF THE CORPORATION

Dated: April 9, 2009

     This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

(Signed) PHILIP J. WRIGHT Chief Executive Officer	(Signed) TED MAYERS Chief Financial Officer

On behalf of the Board of Directors

(Signed) LUKAS H. LUNDIN	(Signed) BRIAN D. EDGAR
Director	Director

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CERTIFICATE OF THE UNDERWRITERS

Dated: April 9, 2009

     To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.

GMP SECURITIES L.P.
BY: (SIGNED) MARK WELLINGS

BMO NESBITT BURNS INC. By: (Signed) D. BOB SANGHA	SCOTIA CAPITAL INC. By: (Signed) MARCUS CHALK

CANACCORD CAPITAL	CORMARK	DUNDEE SECURITIES	HAYWOOD	MACQUARIE CAPITAL
CORPORATION	SECURITIES INC.	CORPORATION	SECURITIES INC.	MARKETS CANADA LTD.
By: (Signed) ALI PEJMAN	By: (Signed) PETER GROSSKOPF	By: (Signed) RICHARD COHEN	By: (Signed) KEVIN CAMPBELL	By: (Signed) DOUGLAS BELL

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